                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                AMENDMENT NO. 7
                               (FINAL AMENDMENT)

                                       TO

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


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                       INTEGRATED SENSOR SOLUTIONS, INC.
                           (NAME OF SUBJECT COMPANY)

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                         SENSOR ACQUISITION CORPORATION
                         TEXAS INSTRUMENTS INCORPORATED
                                   (BIDDERS)

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                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

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                           45814 M 102 (Common Stock)
                     (CUSIP number of Class of Securities)

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                            Richard J. Agnich, Esq.
                         Texas Instruments Incorporated
                           8505 Forest Lane, M/S 8658
                              Dallas, Texas 75243
                           Telephone: (972) 480-5050
          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Bidders)

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                                with a copy to:
                              R. Scott Cohen, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Crescent Court, Suite 1300
                            Dallas, Texas 75201-6950
                           Telephone: (214) 746-7738

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                                August 16, 1999
    (Date of event which requires filing of this Statement on Schedule 13D)

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                                     Page 1

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
-----------------------                                                                ------------------------
CUSIP No. 45814 M 102                              14D-1                                        Page 2
-----------------------                                                                ------------------------

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          TEXAS INSTRUMENTS INCORPORATED
-----------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [ ]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS
          WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
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                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             7,940,109(1)
               BENEFICIALLY                  --------------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           -0-
                  PERSON                     --------------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     7,940,109(1)
                                             --------------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,940,109(1)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          100%
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14        TYPE OF REPORTING PERSON

          CO
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

(1) On August 16, 1999, Texas Instruments Incorporated ("TI") owned all of the issued and outstanding shares of common stock, par value $0.01 per share, of Sensor Acquisition Corporation ("MergerSub"). As a result of the consummation by MergerSub on August 13, 1999 of the tender offer to which this Statement relates, MergerSub became the direct beneficial owner of 7,814,202 shares of common stock, par value $0.001 per share (the "Shares"), of Integrated Sensor Solutions, Inc. (the "Company"). Pursuant to a second stage merger of MergerSub with and into the Company (with the Company surviving) on August 16, 1999, each Share held by a person other than MergerSub or TI was converted into the right to receive $8.05 in cash, TI became the direct beneficial owner of 100% of the Shares and, as a result the Company became a wholly-owned subsidiary of TI.

                                  TENDER OFFER

         This Amendment No. 7 to Schedule 14D-1 and Amendment No. 1 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Statement on Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on May 7, 1999 by Sensor Acquisition Corporation, a Delaware corporation ("Purchaser"), and Texas Instruments Incorporated, a Delaware corporation and the sole stockholder of Purchaser ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Integrated Sensor Solutions, Inc., a Delaware corporation, at $8.05 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule 14D-1 as Exhibits 99(a)(1) and 99(a)(2), respectively.

ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

         The response to Item 6 is amended and supplemented by the addition of the following:

         The Offer was previously extended from 12:00 midnight, Eastern Daylight Time, on Friday, July 30, 1999, to 12:00 midnight, Eastern Daylight Time, on Friday, August 13, 1999, at which time the Offer expired. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by the Depositary that 7,814,202 Shares (approximately 98.4% of the issued and outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, including 104,962 Shares tendered pursuant to the procedures for guaranteed delivery.

         On August 16, 1999, subsequent to the consummation of the Offer, a merger of the Purchaser with and into the Company (the "Merger") pursuant to
Section 253 of the General Corporation Law of the State of Delaware became effective. The Company was the surviving corporation in the Merger. The Merger was the second and final step in the acquisition by Parent of the Company pursuant to the Agreement and Plan of Merger, dated as of May 3, 1999, by and among Parent, Purchaser, and the Company (the "Merger Agreement"). The first step was the consummation of the Offer. Pursuant to the Merger Agreement, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Parent, the Purchaser, or any of their respective affiliates and Shares, if any, held by stockholders who demand and perfect dissenter's rights under Delaware law) was converted into the right to receive $8.05 per Share in cash. As a result of the Merger, the Company is now a wholly owned subsidiary of Parent.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         99(a)(15) Text of Press Release issued by the Purchaser and Parent dated August 16, 1999.

         99(a)(16) Text of Press Release issued by the Purchaser and Parent dated August 16, 1999.

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                   Dated:   August 16, 1999


                                   SENSOR ACQUISITION CORPORATION


                                   By:      /s/ William B. Aylesworth
                                      ------------------------------------------
                                   Name:    William B. Aylesworth
                                   Title:   Vice President



                                   TEXAS INSTRUMENTS INCORPORATED


                                   By:      /s/ William B. Aylesworth
                                      ------------------------------------------
                                   Name:    William B. Aylesworth
                                   Title:   Senior Vice President, Treasurer
                                              and Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT
-------
99(a)(16)           Text of Press Release issued by the Purchaser and Parent
                    dated August 16, 1999.

99(a)(15)           Text of Press Release issued by the Purchaser and Parent
                    dated August 16, 1999.

99(a)(14)           Text of Press Release issued by the Purchaser and Parent
                    dated August 2, 1999.++

99(a)(13)           Text of Press Release issued by the Purchaser and Parent
                    dated July 26, 1999.+

99(a)(12)           Text of Press Release issued by the Purchaser and Parent
                    dated July 19, 1999.*****

99(a)(11)           Text of Press Release issued by the Purchaser and Parent
                    dated July 6, 1999.****

99(a)(10)           Text of Press Release issued by the Purchaser and Parent
                    dated June 28, 1999.***

99(a)(9) Text of Press Release issued by the Purchaser and Parent dated June 7, 1999.**

99(c)(1) Agreement and Plan of Merger dated as of May 3, 1999, by and among Parent, the Purchaser and the Company.*

99(c)(2) Stockholders Agreement dated as of May 3, 1999, by and among the Purchaser, Manher D. Naik, Donald Paulus, Ramesh Sirsi,
                    David Satterfield, Nagano Keiki Co., Ltd., Breed
                    Technologies, Inc., WK Technology Funds, and Vinod K. Sood,
                    Sood Family Trust dated 5/14/90.*

99(c)(3) Confidentiality Agreement dated as of March 2, 1999, by and between Parent and the Company.*




*     Previously filed as an exhibit to the Schedule 14D-1.

**    Previously filed as an exhibit to Amendment No. 1 to Schedule 14D-1.

***   Previously filed as an exhibit to Amendment No. 2 to Schedule 14D-1.

****  Previously filed as an exhibit to Amendment No. 3 to Schedule 14D-1.

***** Previously filed as an exhibit to Amendment No. 4 to Schedule 14D-1.

+     Previously filed as an exhibit to Amendment No. 5 to Schedule 14D-1.

++    Previously filed as an exhibit to Amendment No. 6 to Schedule 14D-1.